Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-286083

Prospectus Supplement No. 6

(To Prospectus dated April 3, 2025)

BOLT PROJECTS HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated April 3, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-286083). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on August 14, 2025, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE PROSPECTUS.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 14, 2025

Bolt Projects Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40223	86-1256660
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2261 Market Street, Suite 5447 San Francisco, CA	94114
(Address of principal executive offices)	(Zip Code)

(415) 325-5912

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	BSLK	The Nasdaq Stock Market LLC
Warrants, each 20 whole warrants exercisable for one share of Common stock at an exercise price of $230.00	BSLKW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On August 14, 2025, Bolt Projects Holdings, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the investors named therein (the “Investors”) pursuant to which the Company agreed to sell and issue to the Investors an aggregate of 913,979 shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”) for $4.65 per share or, in lieu of Shares, pre-funded warrants (the “Warrants”) to purchase shares (the “Warrant Shares”) of the Common Stock (the “Transaction”). Each Warrant will be sold at a price of $4.6499 per Warrant and will have an initial exercise price of $0.0001 per Warrant, subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting the Common Stock. The exercise price for the Warrants can be paid in cash or on a cashless basis, and the Warrants have no expiration date. The Warrants will be exercisable beginning on the Closing (as defined below), subject to a restriction preventing any Investors from beneficially owning more than 4.99% or 9.99%, as applicable, of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon the exercise of the Warrant. The aggregate gross proceeds to the Company of the Transaction, which is expected to close on August 15, 2025 (the “Closing”), will be approximately $4.25 million, prior to deducting placement agent fees and other offering expenses payable by the Company.

The Company intends to use the net proceeds from the Transaction for general corporate purposes, including working capital.

Under the terms of the Purchase Agreement, the Company entered into a registration rights agreement pursuant to which the Company has agreed to file a registration statement covering the resale of the Shares and Warrant Shares within ten (10) calendar days after the date of the Purchase Agreement (the “Filing Deadline”) and to use reasonable best efforts to cause the registration statement to be declared effective (A) in the event that the SEC does not review the registration statement, forty-five (45) days after the date of the Purchase Agreement, or (ii) in the event that the SEC reviews the registration statement, seventy-five (75) days after the date of the Purchase Agreement (but in any event, no later than fifth (5) trading days following the SEC indicating that it will not review the registration statement or has no further comments on the registration statement).

Rodman & Renshaw LLC (the “Placement Agent”) is acting as the Company’s exclusive placement agent in connection with the Transaction, pursuant to that certain engagement letter, dated as of August 13, 2025, between the Company and the Placement Agent. Pursuant to the Engagement Letter, the Company has agreed to pay the Placement Agent a total cash fee equal to 7.0% of the aggregate gross proceeds of the Transaction and $65,000 for non-accountable expenses and for fees and expenses of the Placement Agent’s legal counsel.

The Purchase Agreement and form of Warrant described above include customary representations, warranties and covenants by the Company and the Investors, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Form 8-K is incorporated by reference into this Item 3.02. The Transaction is being conducted in reliance on an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder. Any issuance of Warrant Shares upon exercise of the Warrants pursuant to a cashless exercise will be made pursuant to Section 3(a)(9) of Securities Act. Any other issuance of Warrant Shares upon exercise of the Warrants will be made pursuant to Section 4(a)(2) of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOLT PROJECTS HOLDINGS, INC.

Date: August 14, 2025	By:	/s/ Daniel Widmaier
	Name:	Daniel Widmaier
	Title:	Chief Executive Officer

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